

December 12, 2011

Via E-mail
Steven J. Hislop
President and Chief Executive Officer
Chuy's Holdings, Inc.
1623 Toomey Road
Austin, TX 78704

> **Re: Chuy's Holdings, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed December 8, 2011**
> **File No. 333-176097**

Dear Mr. Hislop:

We have reviewed your responses to the comments in our letter dated November 21, 2011 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

General

1. In your next amendment, please revise to provide all the information that may not be omitted pursuant to Rule 430A.

Prospectus Cover Page

2. Please revise to clarify how the share purchases will be allocated among the shareholders in your prospectus cover page and in the Underwriting section of your prospectus if the underwriters' option to purchase additional shares is not exercised in full. Revise Exhibit 99.2 as appropriate.

Report of the Independent Registered Public Accounting Firm, page F-2

3. Please revise to remove the restrictive legend that precedes the report of the independent registered public accounting firm prior to the planned effectiveness of the Form S-1 registration statement. Also, please revise to indicate the report date for the disclosures included in Note 16 to the audited financial statements.

Financial Statements, page F-1

4. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Consolidated Statements of Income, page F-4

5. Please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and subsequent interim period presented in your financial statements giving effect to the conversion of your various categories of preferred shares into common shares in connection with your planned public offering.

6. Please revise your statements of income for the latest fiscal year and subsequent interim period presented to disclose adjusted pro forma earnings per share giving effect to the number of shares whose proceeds would be required to fund the $19 million dividend payment and $2 million termination fee to be paid to the Sponsor in connection with the offering.

Notes to Consolidated Financial Statements, page F-7

11. Stock-Based Compensation, page F-19

7. Please revise Note 11 to disclose the estimated fair value of your common shares at December 26, 2010 that was used in calculating the aggregate intrinsic value of outstanding and exercisable options at December 26, 2010. Note 5 to your interim financial statements should be similarly revised.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Heather Clark at (202) 551-3624 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: <u>Via E-mail</u>
       Charles T. Haag, Esq.
       Jones Day